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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2015

Washington DC
404

SEC FILE NUMBER
8- 65422



15046149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2014__ AND ENDING __12/31/2014__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMD Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__100 Tri-State International, Suite B__
(No. and Street)

__Lincolnshire__   __IL__   __60069__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Robin Armour__   (847) 317-9300
                                                (Area Code – Telephone Number)

OFFICIAL USE ONLY
FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – if individual, state last, first, middle name)

525 W. Monroe, Suite 910   Chicago   IL   60661
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robin Armour__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AMD Capital, LLC__ _____ of __December 31__ _____, 20__14____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

"OFFICIAL SEAL"
ANA STEFANOVIC
Notary Public - State of Illinois
My Commission Expires October 04, 2017

_____
Signature

__Principal__
Title

Stefanovic 2/3/15
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2014

PUBLIC

AMD CAPITAL, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2014

AMD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS

Cash	$	51,245
Accounts Receivable		1,261
Prepaid Expenses		2,130
Total Current Assets		54,636

PROPERTY AND EQUIPMENT

Office Equipment	76,995
Less: Accumulated Depreciation	(69,840)
Net Property and Equipment	7,155

OTHER ASSETS

Deposits	3,738

TOTAL ASSETS	$	65,529

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	35,751
Accrued Expenses		3,396
Total Current Liabilities		39,147

MEMBERS' EQUITY	26,382

TOTAL LIABILITIES AND MEMBERS EQUITY	$	65,529

The accompanying notes are an integral part of these statements.

1. **NATURE OF BUSINESS**

AMD Capital, LLC (The Company) is in the business of capital raising advisory services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $4,047 for the year ended December 31, 2014.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2011.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2014, the Company considers all accounts receivable to be collectible.

AMD CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

3. **COMMITMENTS**

The Company leases office space in Lincolnshire, Illinois under a non-cancelable operating lease which expires July 31, 2018. Rent expense, including operating expenses and real estate taxes, was $15,498 for the year ended December 31, 2014.

The Company also leases office space in Chicago, Illinois from a related party on a month to month basis. Total rent expense was $6,000 for the year ended December 31, 2014.

The future minimum lease payments required under the lease are as follows:

Year Ending December 31	Amount
2015	$ 11,928
2016	12,334
2017	12,739
2018	7,569
Total	$ 44,570

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2014, the Company had adjusted Net Capital and Net Capital requirements of $12,098 and $5,000, respectively.

5. **MAJOR CUSTOMERS**

At December 31, 2014, there were no significant accounts receivable concentrations. During 2014, two clients accounted for 53% and 27% of total revenue, respectively. No other client accounted for more than 5% of 2014 revenue.

6. **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at a Chicago financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014, the entire balance was insured.

7. **RETIREMENT PLANS**

During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to a maximum earnings amount determined by the Internal Revenue Code. Company contributions to the cash balance plan were $336,800 for 2014. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There was no discretionary company contribution for 2014.

8. **SUBSEQUENT EVENTS**

The Company did not have any subsequent events through February 10, 2015, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2014.